VF 3-10-04

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 6 2004

SEC FILE NUMBER

8- 65551

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Juniper Capital Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

701 Pennsylvania Avenue NW
(No. and Street)

Washington	DC	20004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carl Goodman   212-509-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – if individual, state last, first, middle name)

630 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 12 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Carl Goodman_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Juniper Capital Group, LLC_____ , as of ___December 31,_____ , 20__03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____No Exceptions_____

_____

_____

_____   _____
                                                         Signature

                                          _____
                                                              Title

_____
         Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- [x] (p) Statement of Cash Flows.

JUNIPER CAPITAL GROUP, LLC

FINANCIAL REPORT

AND

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2003

CORNICK, GARBER & SANDLER, LLP

Certified Public Accountants

JUNIPER CAPITAL GROUP, LLC

FINANCIAL REPORT

DECEMBER 31, 2003

INDEX

	Page
Independent Auditors' Report on the Financial Statements and Supplementary Schedule	2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplementary Schedule	8
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Independent Auditors' Report on Internal Control Structure	10-11

CORNICK, GARBER & SANDLER, LLP

Certified Public Accountants

Independent Auditors' Report

**To the Members of
Juniper Capital Group, LLC**

We have audited the accompanying statement of financial condition of JUNIPER CAPITAL GROUP, LLC as at December 31, 2003 and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Juniper Capital Group, LLC as at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cornick, Garber + Sandler, LLP

CERTIFIED PUBLIC ACCOUNTANTS

**New York, New York
February 19, 2004**

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630 Third Avenue New York, NY 10017-6705 212 557-3900 Fax 212 557-3936
50 Charles Lindbergh Boulevard Uniondale, NY 11553-3600 516 542-9030 Fax 516 542-9035

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2003

ASSETS

Cash	$ 7,256
Prepaid expenses	3,589
Total assets	**$10,845**

MEMBERS' EQUITY

Total members' equity	$10,845

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

Interest income		$ 5
Expenses:		
Management fees	$6,000	
Dues and fees	2,990	8,990
NET (LOSS)		$(8,985)

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Total Members' Equity
Balance - January 1, 2003	$14,330
Capital contributions	5,500
Net (loss)	(8,985)
Balance - December 31, 2003	$10,845

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

INCREASE (DECREASE) IN CASH

Cash flows from operating activities:
Net (loss) $ (8,985)

Adjustments to reconcile results of
operations to net cash effect of
operating activities:
  Prepaid expenses (3,589)

      Net adjustments (3,589)

      Cash used for operating activities (12,574)

Cash flows from financing activities:
Capital contributions 5,500

NET DECREASE IN CASH (7,074)

Cash - January 1, 2003 14,330

CASH - DECEMBER 31, 2003 $ 7,256

The notes to financial statements are made a part hereof.

JUNIPER CAPITAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2003

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

Juniper Capital Group, LLC is a registered broker-dealer of securities. The Company operates on the premises of an affiliated entity under common ownership and receives certain additional administrative support from the affiliated entity, for which a monthly administrative fee is charged.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $7,256, which was $2,256 in excess of the net required minimum capital of $5,000.

NOTE C - Income Taxes

The Company reports the results of its operations under the tax laws applicable to partnerships; accordingly, the Company does not record any provision for income taxes as the profits, losses and tax credits are reportable by the members on their respective individual tax returns.

NOTE D - Exemption from SEC Rule 15c 3-3

The Company is exempt from SEC Rule 15c 3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

CORNICK, GARBER & SANDLER, LLP
Certified Public Accountants

SUPPLEMENTARY SCHEDULE

SCHEDULE I

JUNIPER CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2003

Net Capital:

Total members' equity before nonallowable assets	$10,845
Less: Prepaid expenses	3,589
Net capital	7,256
Minimum net capital required	5,000
Excess net capital	**$ 2,256**

Capital Ratio:
Aggregate indebtedness to net capital   0 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)

No reconciliation required

To the Members of
Juniper Capital Group, LLC
701 Pennsylvania Avenue NW - Suite 900
Washington, DC 20004

In planning and performing our audit of the financial statements and supplemental schedule of Juniper Capital Group, LLC (the Company) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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To the Members of
Juniper Capital Group, LLC

Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report its intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 19, 2004